UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            PEPSI-GEMEX, S.A. DE C.V.
                            (Name of Subject Company)

                         THE PEPSI BOTTLING GROUP, INC.
                        (Name of Filing Person- Offeror)

                            Global Depositary Shares

                       Ordinary Participation Certificates

                    Series B Common Shares, without par value

                Series L Limited Voting Shares, without par value

                  Series D Preferred Shares, without par value
                         (Title of Class of Securities)

                      713435105 (Global Depositary Shares)
                      (CUSIP Number of Class of Securities)

                                 John T. Cahill
                             Chief Executive Officer
                         The Pepsi Bottling Group, Inc.
                                  One Pepsi Way
                             Somers, New York 10589
                                 (914) 767-6000

                                    Copy to:
                                Pamela C. McGuire
              Senior Vice President, General Counsel and Secretary
                         The Pepsi Bottling Group, Inc.
                                  One Pepsi Way
                             Somers, New York 10589
                                 (914) 767-6000
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)


                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
     Transaction Valuation*                       AMOUNT OF FILING FEE
            N/A                                             N/A
--------------------------------------------------------------------------------

     * To be provided upon filing of Schedule TO on the commencement of the tender offer, as set forth in Instruction D to Schedule TO.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(A)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

          Amount previously paid:
          Filing party:
          Form or registration No.:
          Date Filed:

[X] Check the box if the filing relates solely to the preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] Third-party tender offer subject to Rule 14D-1.
[ ] Issuer tender offer subject to Rule 13E-4.
[X] Going-private transaction subject to Rule 13E-3.
[ ] Amendment to Schedule 13D under Rule 13D-2.
[ ] Check the box if the filing is a final amendment reporting the results of a tender offer.

ITEM 12. EXHIBITS

Exhibit 99.1   Press release dated August 13, 2002.

                                                                    Exhibit 99.1

                             [LOGO] PBG NEWS RELEASE


Contact:      Kelly McAndrew                            Mary Winn Settino
              Public Relations                     Investor Relations
              (914) 767-7690                            (914) 767-7216


                                                           FOR IMMEDIATE RELEASE

 THE PEPSI BOTTLING GROUP ANNOUNCES AGREEMENT ON ENTERPRISE VALUE OF PEPSI-GEMEX

     SOMERS, N.Y., August 13, 2002 - The Pepsi Bottling Group, Inc. (NYSE: PBG) announced today that it has reached agreement with the principal shareholders of Pepsi-Gemex, S.A. de C.V. (NYSE: GEM; BMV: PEPSIGX) on the enterprise value of Pepsi-Gemex. PBG announced on May 7, 2002 the possible acquisition of all of the outstanding shares of the company through tender offers in the U.S. and Mexico.

     After PBG's completion of its due diligence and in view of current market and business conditions in Mexico, the parties have agreed to an enterprise value for Pepsi-Gemex of 11.612 billion Mexican pesos. In addition, PepsiCo has elected to make a payment to PBG of 172.7 million Mexican pesos in connection with the transaction. The final tender offer price per share of Pepsi-Gemex will be based on the sum of this payment from PepsiCo and the enterprise value, minus the amount of consolidated net debt of the company in place immediately prior to the commencement of the tender offers. In addition to customary conditions, the completion of the tender offers will be contingent upon Pepsi-Gemex having certain levels of consolidated net working capital, as adjusted and agreed to by the parties.

     Cash tender offers are expected to be launched in the United States and Mexico by mid to late September subject to the approval by the U.S. Securities and Exchange Commission, the Comision Nacional Bancaria y de Valores of Mexico and PBG's Board of Directors. It is anticipated that immediately prior to the commencement of the tender offers, the principal shareholders of Pepsi-Gemex each will sign agreements to participate in the tender offers at the same price per share for all participants. The principal shareholders of Pepsi-Gemex are Enrique C. Molina and PepsiCo, Inc., which hold 43 and 34 percent respectively of the outstanding shares.

     This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. Any tender offer will be made through an offer to purchase and related letter of transmittal. Shareholders of Pepsi-Gemex should read these documents if and when they become available because they will contain important information. If a tender offer is made, shareholders will be able to obtain copies of the tender offer statement and other documents filed with the U.S. Securities and Exchange Commission for free from The Pepsi Bottling Group, Inc., as well as from the Commission's website (www.sec.gov), after they have been filed.

     The Pepsi Bottling Group, Inc. (www.pbg.com) is the world's largest manufacturer, seller and distributor of Pepsi-Cola beverages with operations in the U.S., Canada, Greece, Russia, Spain and Turkey.

                                      # # #

Statements made in this press release that relate to future events, performance or financial results of the Company are forward-looking statements which involve uncertainties that could cause actual events, performance or results to materially differ. PBG undertakes no obligation to update any of these statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as to the date hereof. Accordingly, any forward-looking statement should be read in conjunction with the additional information about risks and uncertainties set forth in PBG's Securities and Exchange Commission reports, including its annual report on Form 10-K for the year ended December 30, 2001.